Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

2nd Skull, Inc.
4800 Liberty Ave Ste 3
Pittsburgh, PA 15224
http://2ndskull.com

Up to $1,069,990.00 in Series A Preferred Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 2nd Skull, Inc.
Address: 4800 Liberty Ave Ste 3, Pittsburgh, PA 15224
State of Incorporation: DE
Date Incorporated: December 23, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Series A Preferred Stock
Offering Maximum: $1,069,990.00 | 106,999 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $150.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 7 days | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk — Invest $350+ and receive 5% bonus shares

Tier 2 Perk — Invest $1000+ and receive lifetime product discount code to save 25% at 2ndSkull.com + 8% bonus shares

Tier 3 Perk — Invest $2,500+ and receive lifetime product discount code to save 25% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + 10% bonus shares

Tier 4 Perk — Invest $5,000+ and receive lifetime product discount code to save 40% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + an Apple watch wearable gift + 12% bonus shares

Tier 5 Perk — Invest $10,000+ and receive lifetime discount code to save 40% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + an Apple watch wearable gift + a free 2nd Skull Pro Series Band and free 2nd Skull Pro Series Cap+ 15% bonus shares.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

2nd Skull Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $10 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Insider Investment Notice</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

2nd Skull, Inc. ("2nd Skull" or the "Company") is a corporation organized under the laws of the state of Delaware that markets and sells protective headgear. Initially organized as 2nd Skull, LLC, a Pennsylvania limited liability company on November 7, 2012, and converted to a Delaware corporation on December 16, 2016.

The Company’s product line is aimed to add head protection to athletes in both contact and non-contact sports and activities. Beyond the sports market, the Company's product line is relevant in additional markets- including certain industrial, certain medical/rehabilitative, and certain military settings.

The Company’s business model consists of direct and indirect marketing to consumers. Direct-to-consumer interactions include selling on 2ndSkull.com, indirect interactions include a network of international resellers. These resellers include Amazon.com and product distributors, with plans to include additional reseller outlets such as brick-and-mortar retailers, e-commerce businesses, through industrial product suppliers/catalogs, through medical suppliers/catalogs, through collaborative revenue-sharing partnerships with league & team partners, and through collaborative revenue-sharing partnerships with facilities that host training and competitive events for sporting and recreational activities.

Marketing is focused primarily within athletics, with additional secondary marketing efforts within industrial, military, and medical/rehabilitative areas. 2nd Skull's protective headgear products are sold and fulfilled internationally at 2ndSkull.com, Amazon.com, as well as through a network of distributors and partners. The Company's products are versatile and can be worn in multiple settings & environments. Products in the market today range from an MSRP of $45.00 to $80.00, each documented to reduce the forces from impact energies.

We believe that the competitive advantage of the Company is great-looking head protection that is practical and convenient. Many similar products in the category are bulky, heavy and unappealing. The Company's product line delivers additional protection, yet looks like mainstream skull caps and headbands that many professional players choose to wear today. Our products feature a simplified design to provide greater versatility and use in multiple sports, versus a single sport only use for each product.

The Company was a finalist in the National Football League’s 1ST & Future competition under the “Materials to Protect the Athlete” category. In addition, the Company entered and won the National Football League's HeadHealth TECH Challenge II. The competition began in 2016, inviting proposals from manufacturers, small businesses and entrepreneurs to submit innovative and protective technologies that support the NFL’s goal of advancing player safety. As a winner of the challenge, 2nd Skull earned a $100,000 product development grant from the National Football League to enhance and improve the original 2nd Skull Cap that was the Company's only protective skull cap available at that time. The result was a lighter and ventilated protective skull cap, known as The 2nd Skull Pro-Cap, which was formally launched in 2019. The 2nd Skull Pro-Cap has become the Company's top-selling item.

The Company added to the product portfolio, launching a complement to the 2nd Skull Pro-Cap in 2021, introducing the 2nd Skull Pro-Band. Although relevant in multiple non-helmeted activities, The 2nd Skull Pro-Band was developed with high-performing soccer athletes in mind and is marketed directly to soccer players. A unique and differentiating design component of the Pro-Band is a thin, carbon-like structure inserted into the front panel of the product. This insert allows for greater control and a natural feel while heading the soccer ball. During product development, 2nd Skull iterated the Pro-Band with the guidance and feedback from professional soccer players in Europe before finalizing the design.

2nd Skull's products are used at all levels of play. The most notable and recognizable wearers of the product include Derrick Nnadi, Defensive Tackle for the Kansas City Chiefs of the National Football League. Derrick was wearing the 2nd Skull Pro-Cap during Super Bowl 54 played on February 2, 2020. Fran Kitching & Ellie Wilson of the Sheffield United Football Club, a professional soccer club in South Yorkshire, England, competing in the English Football League's Championship division also routinely sport the 2nd Skull Pro-Band.

In the industrial marketplace, 2nd Skull has sold the 2nd Skull Cap, the 2nd Skull Pro-Cap, and a rigid-shell reinforced product called the 2nd Skull Bump Cap. Some of the largest aerospace manufacturing companies have equipped portions of their labor force with 2nd Skull head protection. These companies remain customers of 2nd Skull and tend to purchase in bulk quantities, multiple times per year.

In the military and government marketplace, 2nd Skull has established a distribution agreement with ADS, Inc, a military equipment supplier and services provider. ADS, Inc is an authorized distributor of all 2nd Skull protective headgear products and features 2nd Skull head protection in their product catalogs.

2nd Skull has secured a comprehensive portfolio of granted and pending patents and trademarks. The patent portfolio includes 13 total patent filings - with 7 granted patents and an additional 6 published & pending patents. The Company views its intellectual property as a key differentiator in advancing head-health from a set of subjective, qualitative processes in place today to a more structured and quantitative method in the future.

The collection of granted patents consists of 3 utility patents protecting the design and construction of the product line, and 4 patents governing the real-time collecting, attributing, aggregating, and communicating of data.

The collection of published and pending patents consists of 4 published patents focused on protecting the design of the protective headgear line, 1 pending patent focused on head guards with protective dimensional padding (including 3D printed structures), and 1 pending patent filed with the European patent office for the rigid-shell protective bump cap.

Competitors and Industry

The Marketplace for 2nd Skull consists of two primary segments; Protective Equipment & sensor-enabled Wearables. The total combined market is valued at an estimated $109B annually and has considerable projected momentum.

Within the Protective Equipment market, there are individual business verticals that are relevant to 2nd Skull's business. These include:

-The Sports & Athletics estimated at $8.24B in 2018 with a projected average annual growth rate of +4.01%,

-The Military/Law Enforcement market is estimated at $12.1B in 2020 with a projected average annual growth rate of +7.4%, and

-The Industrial market was estimated at $48.97B in 2018 with a projected average annual growth rate of +7.3%.

The Company's current product line serves consumers within these business verticals along with a variety of other products from multiple companies. In helmeted activities, there are a number of leading brands but the industry remains hyper-fragmented.

Within helmeted activities:

Military helmet manufacturers tend to be different than those in football or hockey and those tend to be different than those in equestrian or skiing. 2nd Skull's line of protective skullcaps enhances protection with each of these helmet types without requiring helmet upsizing or resizing.

The addition of a 2nd Skull protective cap has improved or enhanced the level of protection above that of a helmet alone, in every laboratory test conducted.

Category-leading brands include Riddell, Schutt, Rawlings, Giro, Adidas, Galvion, and Bullard.

Within non-helmeted activities:

For non-helmeted settings, the primary use centers around sports and leisure activities. Protective bands are most prevalent in the sport of soccer with main competitors focusing on soccer specifically. 2nd Skull's line of protective bands have utility beyond soccer and offer protection in thin product profiles.

Category-leading brands include Storelli, UnEqual, and Full90.

In both helmeted and non-helmeted settings, conversations surrounding head health and long-term mental health are getting louder.

The sensor-enabled Wearables market is estimated at $40.6B in the US today with a projected average annual growth rate of +13.85%, reaching $118B by 2028.

It is the Company's intention, and consistent with Company's intellectual property, to develop future products within this marketplace. The Company currently has 4 granted patents in place today to protect this work that is will be a focus of future product development. Macro & widespread adoption of wearable technology and the data available from wearable technology continues to reach new consumer segments.

From watches on your wrist to smart apparel and footwear, to rings worn on your finger, health-related data and insights are being delivered via smartphone and/or tablet apps. This broad acceptance, interconnectivity, and 'live-look' into health are helping to acquaint consumers with subscription-based, recurring revenue models as well.

Category leading brands and technology include Apple, Google, Samsung, and Aura.

*Sources:

- https://www.verifiedmarketresearch.com/product/sports-protective-equipment-market/

- https://www.bloomberg.com/press-releases/2021-08-23/advanced-protective-gear-and-armor-market-to-reach-26-54-billion-globally-by-2030-at-7-4-cagr-allied-market-research

- https://www.bloomberg.com/press-releases/2020-03-02/personal-protective-equipment-ppe-market-size-to-hit-usd-85-72-billion-by-2026-rising-preference-for-eco-friendly-products-to

- https://www.grandviewresearch.com/industry-analysis/wearable-technology-market

Current Stage and Roadmap

The Company's line of impact-reducing headgear products are currently commercially available and revenue generating. Products include protective skullcaps, protective bands, protective scrum/rugby caps, and a protective bump cap.

The Company's future efforts are planned to be focused on expanding market share, growing our distribution network, building relationships and partnerships, and the research/development effort to launch sensor-enabled, wearable head protection.

The Team

Officers and Directors

Name: Greg Czerpak

Greg Czerpak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: March 21, 2021 - Present
  Responsibilities: All business operations, relationships, and fundraising. Salary is $5,517 bi-weekly + equity warrants. This salary is not fixed, at the discretion of the Board, and is likely to be reduced and/or removed in the near future.

- **Position:** Chairman of the Board
  Dates of Service: October 01, 2021 - Present
  Responsibilities: All shareholder relations and future strategy development.

Other business experience in the past three years:

- **Employer:** 2nd Skull
  Title: President & COO
  Dates of Service: July 01, 2019 - March 01, 2021
  Responsibilities: Day-to-day business operations, product marketing and manufacturing, and decisions.

Other business experience in the past three years:

- **Employer:** Lids Sports Group
  Title: Senior Vice President
  Dates of Service: November 01, 2015 - February 28, 2019
  Responsibilities: Lead all merchandise operations, strategy, and analytics

Name: Federico Olivares Velasco

Federico Olivares Velasco's current primary role is with Covestro, LLC. Federico Olivares Velasco currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/VP of Innovation
  Dates of Service: November 12, 2012 - Present
  Responsibilities: Research marketplace trends and steer product innovation effort. Not a paid position.

- **Position:** Member - Board of Directors
  Dates of Service: March 05, 2015 - Present
  Responsibilities: Company strategy development. Not a paid position.

Other business experience in the past three years:

- **Employer:** Covestro, LLC
  Title: Head of Marketing
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Marketing strategy development for North American ventures

Name: Kevin Lynch

Kevin Lynch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Business Development
  Dates of Service: August 10, 2014 - Present
  Responsibilities: VP of Business Development. Not a paid position.

- **Position:** Member - Board of Directors
  Dates of Service: March 15, 2015 - Present
  Responsibilities: Company strategy development. Not a paid position.

Name: Dr. Michael Oh, MD

Dr. Michael Oh, MD's current primary role is with UCI Health. Dr. Michael Oh, MD currently services 0.25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 20, 2016 - Present
  Responsibilities: participate on board of directors, advise. Not a paid position.

Other business experience in the past three years:

- **Employer:** UCI Health
  Title: Professor & Vice Chair,
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Director Spine Services, Department of Neurological Surgery

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other

sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational sensor-equipped wearable product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our sensor-enabled wearable product. Delays or cost overruns in the development of sensor-enabled wearable products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. For both existing and new products, it is possible that market acceptance and response may not perform as anticipated, may change trajectory, may decrease or diminish, and could materially and adversely impact the value of your investment and performance of the Company.

We face significant market competition
We may compete with larger, established or emerging companies. These companies may or may not currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to multiple markets, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Furthermore, the sports & recreational markets, and other applicable markets, are subject to outside influences that may limit or diminish participation.

We are an early stage company and have not yet generated any profits
2nd Skull was formed on November 7, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once

our directors determine that we are financially able to do so. 2nd Skull has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
If you are investing in this company, it's because you think that 2nd Skull protective headgear is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio and critical to our success, and although reasonable steps have been taken to protect them, there can be no assurances that competitors will not acquire knowledge thereof in such a manner that the Company will not be able to prevent its use. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product could be dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change, and if changed the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to market and sell products and/or may not be permitted to market and sell products, and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

2nd Skull may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in 2nd Skull's service, or our partners' services, could result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on drop box or

2ndSkull.com could harm our reputation and materially negatively impact our financial condition and business.

Profitability may never be achieved and/or there may never be a liquidity event.
The holders of Series A Preferred Stock have the right to share in profits of the Company realized from operations. However, there may never be profits realized from operations permitting the Company to make distributions to stock holders. In addition, the holder of Series A Preferred Stock will receive a distribution from the Company upon a liquidity event, only to the extent that net proceeds from such an event exceed existing costs and expenses of the Company. A liquidity event may never occur. Even if a liquidity event does occur, proceeds from such event may not exceed existing costs and expenses, and therefore, may not be available for distribution to the holders at Series A Preferred Stock. In either case, the stock holders may lose their entire investment or receive no return on their investment.

The Company operates in a competitive environment.
The Company has competitors and expects to face increased competition in the future from companies who already have a presence in the market and from new entrants to that market and may not be able to compete effectively. 2nd Skull expects that the market for its products will eventually be intensely competitive, evolving and subject to rapid change. Increased competition may result in price reductions, reduced gross margins and loss of market share. There are currently competitors in this market space. If the Company is not able to successfully compete with its competitors, the Company's business could be materially adversely affected.

The Company's strategies for development of the business might not be successful.
The Company is currently evaluating potential development strategies for the business. It may take several years, if ever, for the Company to achieve cumulative positive cash flow. The Company could experience significant difficulties in executing the Company's business plan. The Company's inability to develop and market the Company's business successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on the Company's ability to meet the Company's working capital requirements.

The Company may not be able to effectively manage its growth.
Rapid growth will place a significant strain on the Company's managerial, operational and financial resources. In order to manage growth, the Company will be required to implement and improve our managerial controls and procedures and operational and financial systems. In addition, the Company's success will depend on its ability to hire and retain qualified personnel and to train, integrate and manage its workforce, particularly its advertising, sales and business development staff. The Company can give no assurances that it will have adequately allowed for the costs and risks associated with 2nd Skull's expansion or that its systems, procedures or controls will be adequate to support our operations, or that our management will be able to successfully offer and expand our products and services. 2nd Skull can also give no assurances that it will be able to successfully locate, train and integrate personnel into our workforce. If 2nd Skull is unable to manage its growth effectively, its business,

results of operations and financial condition will likely be materially adversely affected.

The Company is dependent on third parties.
The Company is dependent upon the suppliers of protective technologies; currently Poron XRD and its manufacturers. To the extent the Company does not have adequate supplies of Poron XRD and/or its manufacturers cannot supply product fast enough to meet customer demand or the Company's suppliers or manufacturers increase prices, the Company's business may be materially adversely affected.

The Company's products may represent an entirely new product market.
The Company's products are new and innovative. Revenue will be highly dependent upon the willingness of consumers to embrace the new product segment. If consumers are not willing to embrace the new product segment or they do so more slowly than the Company anticipates, it may have a material adverse effect on the Company.

The Company relies on third parties to provide materials and services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, , including manufacturing, accounting, legal work, marketing, and retailing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's ability to insure against risk may not be available or feasible.
The Company may rely on insuring against risk and acquiring or maintaining a commercially available and reasonably priced policy or policies. These policies may not be an option or the Company may not be able to acquire or afford them.

The Company's proprietary rights provide limited protection
We intend to rely on a combination of trademark, patents, and trade secret law, license agreements and contractual restrictions, including confidentiality agreements and non-disclosure agreements with employees, contractors, and suppliers to protect the Company's proprietary rights. We seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised y outside parties, or by the Company's employees, which would cause the Company to lose the competitive advantage resulting form these trade secrets.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Federico Olivares Velasco	87,796	Common Stock	41.0%
Federico Olivares Velasco	5,334	Series A Preferred Stock	
Kevin Lynch	62,880	Common Stock	29.0%
Kevin Lynch	20,371	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 106,999 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 329,165 with a total of 213,712 outstanding.

Voting Rights

1 vote per share

Material Rights

Dividends

The holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors, on a pro rata basis, with the other holders of capital stock of the Corporation.

Liquidation Preference

After payment in full has been made to the holders of the Series A Preferred Stock of the full amounts to which they shall be entitled, if any, the entire remaining assets and funds of the Corporation legally available for distribution to stockholders shall be distributed among all holders of capital stock of the Corporation (including the Series A Preferred Stock), on a pro-rata basis.

The total number of shares outstanding on a fully diluted basis, 1,031,225 shares, includes 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 950,000 with a total of 817,513 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

<u>Dividends</u>

Each of the holders of Series A Preferred Stock shall be entitled to receive aggregate dividends (inclusive of amounts distributed upon a Liquidation Event, as such term is hereinafter defined) equal to the per share price paid by such holder of Series A Preferred Stock or, in the case of Series A Preferred Stock issued pursuant to conversion of a Convertible Promissory Note, the conversion price plus ten percent (10%) multiplied by the total number of Series A Preferred Stock held by such holder (appropriately adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like) (the "Preferred Return"), out of assets of the Corporation legally available therefor, only when and as declared by the Board of Directors. Dividends on the Series A Preferred Stock shall be in preference and priority to any payment of any dividend on the Common Stock. After payment to the holders of Series A Preferred Stock of the Preferred Return, the holders of Series A Preferred Stock shall be entitled to receive dividends, out of any assets of the Corporation legally available for therefor, only when declared by the Board of Directors, on a pro rata basis with the other holders of capital stock of the Corporation.

<u>Liquidation Preference</u>

a. In the event of any liquidation, dissolution or winding up of this Corporation (or deemed occurrence of such event pursuant to Section 2(c)) (a "Liquidation Event"), whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of this Corporation to the holders of the Common Stock by reason of their ownership thereof, the Preferred Return less total distributions paid to such holder of Series A Preferred Stock prior to the Liquidation Event (the "Liquidation Amount"). If upon the occurrence of a Liquidation Event, the assets and funds of this corporation legally available for distribution to stockholders by reason of their ownership of the stock of this Corporation shall be insufficient to permit the payment of such holders of Series A Preferred Stock of the full Liquidation Amount, then the entire assets and funds of this Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full amounts to which they would otherwise be respectively entitled.

b. After payment in full has been made to the holders of the Series A Preferred Stock of the full amounts to which they shall be entitled as provided in Section 2(a), if any, the entire remaining assets and funds of the Corporation legally available for distribution to stockholders shall be distributed among all holders of capital stock of the Corporation (including the Series A Preferred Stock), on a pro rata basis.

c. A consolidation or merger of this Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of this Corporation, including intangible assets, or the effectuation by the Corporation of a transaction as a result of which the owners of the Corporation’s outstanding equity securities immediately prior thereto do not own at least a majority of the outstanding equity securities of the surviving, resulting or consolidated entity (each such event(s) being a “Change of Control”), shall be deemed to be a liquidation, dissolution or winding up of the Corporation.

d. If any of the assets of the Corporation are to be distributed under this Section 2, or for any purpose, in a form other than cash, then the Board of Directors shall promptly and reasonably determine in good faith the fair market value of the assets to be distributed to the holders of Series A Preferred Stock or Common Stock. This Corporation shall, upon receipt of such determination, give prompt written notice of determination to each holder of shares of Series A Preferred Stock or Common Stock.

Conversion of Preferred Stock

The Series A Preferred Stock shall not be convertible into Common Stock.

The total amount outstanding includes up to 42,303 shares to be issued pursuant to outstanding warrants included with Mr. Czerpak's employment agreement.

The total number of shares outstanding on a fully diluted basis, 1,031,225 shares, includes 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock.

** Please refer to the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights.*

What it means to be a minority holder

As a minority holder of 2nd Skull, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $335,000.00
  Use of proceeds: Sustaining business operations, insurance coverage, patent research + applications, legal support, digital marketing, and product development
  Date: July 31, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $40,000.00

Number of Securities Sold: 41,072,241
Use of proceeds: launch of 2nd skull pro band
Date: December 31, 2020
Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $235,000.00
  Number of Securities Sold: 1,091
  Use of proceeds: Sustaining business operations, raw materials + building of inventory, insurance coverage, patent research, legal support, and product development
  Date: July 30, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue

Revenue for fiscal year 2021 was $133,760, up 8% compared to fiscal year 2020 revenue of $124,319. In 2021 the Company was able to recover a portion of revenue related to the stoppage of athletics and events associated with COVID-19. The Company gained revenue in the online business segment with sales on Amazon growing to contribute over 25% of revenue.

Cost of Revenue

Cost of sales in 2021 was $7,536, a decrease of $22,858, or -75%, from costs of $30,394 in fiscal year 2020. The reduction was due to a continued improved procurement process with materials purchased in bulk utilized in multiple end products.

Gross Margins

2021 gross profit increased by $32,298 or 34% over 2020 gross profit levels. Gross margins as a percentage of revenues increased from 75.6% in 2020 to 94.4% in 2021. Notable gains from customer preferences in choosing premium products at higher price points and margins contributed to a favorable sales mix and resulted in improved gross profit as well as the introduction of the 2nd Skull Pro-Band, a premium protective headband marketed to soccer players.

Expenses

The Company's expenses consist of, among other things, marketing, sales-related expenses, insurance premiums, fees for professional services and intellectual property, legal support, research and development, and compensation. Total operating expenses in 2021 decreased by $101,379 from 2020. Sales and marketing-related expenses were again reduced due to COVID-19 impacts and expenses associated with developing and testing the 2nd Skull Pro-Band were completed in 2020 and not required in 2021.

Historical results and cash flows:

The Company is currently in the production stage and generating revenue for multiple consumer products. The Company also plans to continue developing new products. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company plans to increase marketing activities and develop new innovative products.

Past cash was primarily generated through equity investments and resulting from sales. Our goal is to increase product revenue and to expand the points of distribution for our products. Once developed and brought to market, a product line of sensor-equipped head protection that captures and shares information with a mobile app in real-time presents the opportunity for subscription-based, recurring revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company conducts operations through several sources of capital. This includes a combination of capital from shareholder investments, proceeds from selling its products, income from product distributors, existing cash on hand, forgiven government loan (PPP) programs, a $24,000 loan from the Small Business Administration, and an available revolving credit facility totaling $27,500 issued by PNC Bank of which the entire credit line of $27,500 remains open and available to the Company.

Cash on hand as of today: $127,500

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company anticipates utilizing a combination of fundraising sources and fundraising campaigns going forward. One of these sources is the current StartEngine crowdfunding campaign. The Company has a long history of successfully soliciting and raising funds from accredited investors dating back to 2014 and including 9 fundraising rounds generating a total of $3,800,000. The Company may also market and engage with new non-crowdfunding sources, including institutional investment groups.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is optimistic about the success of a crowdfunding campaign on StartEngine and views the proceeds from this campaign as an important component of the total resource plan. To fully execute the Company's business plan and to deliver the Company's business objectives, the Company will rely on proceeds from the current StartEngine crowdfunding campaign. The Company will continue to use its best discretion to maintain operations during this fundraising campaign with the ability to accelerate or decelerate Company spending based on the success of the StartEngine campaign. At this time, no other fundraising round is active outside of the StartEngine crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company began the year 2022 with approximately $127,500 of cash on hand. In the event that the only source of income would be the StartEngine campaign and the proceeds of that campaign would result in only the minimum of $10,000, the Company would make immediate changes to forecasted expenses and spending to extend operations. It is estimated that the Company would continue operating through October 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company began the year 2022 with approximately $127,500 of cash on hand. In the event that the only source of income would be the StartEngine campaign and the proceeds of that campaign would result in the fundraising goal of $1,070,000, the Company would make subsequent changes to marketing, product development, and staffing while also extending operations. It is estimated that the Company would continue operating through December 2023 with this capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates future funding needs. Based on current estimates and conditions, the resulting funding need totals $3M. This would enable the Company to deliver the business objectives and could come from a variety of sources that may include future offerings.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $24,000.00
  Interest Rate: 3.75%
  Maturity Date: August 01, 2051

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,312,250.00

Valuation Details:

The Company set its valuation internally without a formal-third party independent evaluation.

Our company based its pre-money valuation on several considerations and multiple factors. This pre-money valuation has been calculated on a fully diluted basis, assuming all outstanding warrants and securities have been exercised.

2nd Skull believes the current Total Available Market exceeds $17.9B, with the sports technology sector poised for continued growth. (https://www.globenewswire.com/news-release/2021/06/04/2241923/28124/en/The-17-9-Billion-Worldwide-Sports-Technology-Industry-is-Expected-to-Grow-at-a-CAGR-of-17-5-From-2021-to-2026.html) This trend and marketplace demand includes the immediate addressable market and targeted consumer base within Sports, Military, and Industrial verticals. Amateur athletes, servicemen & servicewomen, and laborers operating within confined spaces are specifically identified as consumers most likely to benefit from 2nd Skull head protection.

2nd Skull has secured the intellectual property to create a sensor-enabled wearable product line. This is a key business initiative to capture and share information in real-time using a mobile app and web app. To evaluate and benchmark the value of amateur athletic technology applications, 2nd Skull notes that TeamSnap, a Boulder, CO based company founded in 2009 as an app-based solutions company within amateur athletics was valued between $100M -$150M in 2017.(https://app.dealroom.co/companies/teamsnap)

2nd Skull, Inc. has developed a full line of protective headgear selling in the market today. This product line includes 6 unique products today with the ambition of additional sensor-enabled products in the future.

The Company has also secured intellectual property that includes 13 granted and pending patents. This collection of patents creates a pipeline of innovation that the company can develop to introduce new products in the future.

The Company has established partnerships and has been successful in leveraging partnerships to innovate products. As a winner of the National Football League's Head-Health Tech II Challenge, the Company has earned $100,000 in product development grants. In addition to the financial contribution, 2nd Skull received several other invaluable benefits, including:

-An assigned project management team: providing advisory services to improve the fit & comfort of the skullcap and to further innovate and iterate 2nd Skull's head protection, 2nd Skull collaborated with a team of experts providing oversight & guidance.

-Additional resources and access not generally available, such as laboratory testing and player 'wear-testing' feedback.

The Company also operates as an official licensee of the Major League Baseball Players Association and has distribution relationships with ADS, Inc and Flower, Inc; established distributors in the military marketplace and international athletic marketplace. Benefits of these partnerships include:

-Marketing opportunities to leverage Group Marketing & Group Licensing of active Major League Baseball Players and the Players Association. These feature publicity rights that include player names, images, and likenesses.

-Marketing opportunities to showcase MLB Players, Inc logos, the business arm of the MLBPA.

-Marketing & distribution opportunites with affiliates of MLBPA, ADS, and Flower. These opportunities are not limited to the USA in reach.

The total number of shares outstanding on a fully diluted basis is 1,031,225 , this includes 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Utilize funds to continue servicing existing customer demand and managing both fixed and variable expenses.

If we raise the over allotment amount of $1,069,990.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *R&D/Product Development*
  31.5%
  Prototype design, development, and testing for wearable product introduction. This includes hardware design, firmware development, testing and iterating, algorithm development, and the build out of a mobile app that can be used to receive real-time information from the sensor-equipped wearable head protection

- *Inventory*
  11.0%
  Supports securing of raw materials, laminating, perforating of protective material, the manufacturing setup and tooling for production, and the cut & sew work required to finish goods

- *Marketing*
  14.0%
  Deployed for the testing and partnership with facilities, athletes/teams/leagues, and the press releases and promotions of both the 2nd Skull brand as well as the sensor-equipped wearable product introduction

- *Operations*
  40.0%
  Business support funding to operate and insure the business. Various fixed and variable expenses are contemplated in this estimate (ie: rent, utilities, insurance coverage, etc)

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://2ndskull.com (http://2ndskull.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/2ndskull

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 2nd Skull, Inc.

[See attached]

2ND SKULL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
2nd Skull, Inc.
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of 2nd Skull, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2022
Los Angeles, California

2ND SKULL INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	127,782	$	217,238
Acccount receivables, net		-		29,957
Inventories		336,460		306,118
Prepaids and other current assets		26,765		23,765
Total current assets		**491,006**		**577,077**
Property and equipment, net		3,369		3,819
Intangible assets		201,982		193,135
Total assets	**$**	**696,357**	**$**	**774,031**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	52,505	$	59,194
Credit Card		474		9,428
Current portion of loans and notes		27,022		18,208
Deferred Revenue		-		-
Other current liabilities		23,230		21,309
Total current liabilities		**103,230**		**108,138**
Promissory Notes and Loans		342,108		328,201
Total liabilities		**445,338**		**436,340**
STOCKHOLDERS EQUITY				
Common Stock		0		0
Series A Preferred Stock		0		0
Additional Paid In Capital		3,118,357		2,883,357
Retained earnings/(Accumulated Deficit)		(2,867,338)		(2,545,665)
Total stockholders' equity		**251,019**		**337,691**
Total liabilities and stockholders' equity	**$**	**696,357**	**$**	**774,031**

See accompanying notes to financial statements.

2ND SKULL INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net revenue	$	133,760	$	124,319
Cost of goods sold		7,536		30,394
Gross profit		126,224		93,926
Operating expenses				
General and administrative		427,317		525,706
Sales and marketing		18,793		21,782
Total operating expenses		446,110		547,489
Operating income/(loss)		(319,886)		(453,563)
Interest expense		1,898		-
Other Loss/(Income)		(112)		12,345
Income/(Loss) before provision for income taxes		(321,673)		(465,908)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(321,673)**	**$**	**(465,908)**

See accompanying notes to financial statements.

2ND SKULL INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series A Preferred Stock		Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**$ 5,194**	**$ 0**	**15,125**	**$ 0**	**$ 2,458,357**	**$ (2,079,758)**	**$ 378,599**
Issuance of Stocks	-	$ -	2,016	0	425,000		425,000
Net income/(loss)						(465,908)	(465,908)
Balance—December 31, 2020	5,194	0	17,141	0	2,883,357	$ (2,545,665)	**$ 337,692**
Issuance of Stocks	-	-	1,970	**0**	235,000		235,000
Net income/(loss)						(321,673)	(321,673)
Balance—December 31, 2021	**5,194**	**$ 0**	**19,111**	**$ 0**	**$ 3,118,357**	**$ (2,867,338)**	**$ 251,019**

See accompanying notes to financial statements.

2ND SKULL INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(321,673)	$	(465,908)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		450		450
Amortization of intangibles		32,030		14,071
Changes in operating assets and liabilities:				
Account receivables, net		29,957		(24,249)
Inventory		(30,342)		(20,849)
Prepaid expenses		(3,000)		50,697
Account payables		(6,689)		(3,064)
Deferred revenue		-		(1,165)
Credit Cards		(8,954)		6,588
Other current liabilities		1,921		2,499
Net cash provided/(used) by operating activities		**(306,300)**		**(440,929)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible asset		(40,878)		-
Net cash provided/(used) in investing activities		**(40,878)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		235,000		425,000
Borrowing on Promissory Notes and Loans		22,721		29,000
Net cash provided/(used) by financing activities		**257,721**		**454,000**
Change in cash		(89,456)		13,071
Cash—beginning of year		217,238		204,167
Cash—end of year	**$**	**127,782**	**$**	**217,238**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,898	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

2nd Skull, Inc. was formed on December 23, 2016, in the state of Pennsylvania under the name 2nd Skull LLC. On July 16, 2018, the Company was incorporated in the state of Delaware. The financial statements of 2nd Skull Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pittsburgh, Pennsylvania.

2nd Skull is a protective headgear company which develops, markets, and sells patented products that are proven to reduce impacts and are applicable in a variety of settings that include:

- Individual and team athletics
- Active and training military environments
- Industrial settings where there is a risk of impact, injury, or confined space required work.

Today's product line consists of skullcaps, headbands, and a soft-shell helmet. These products are thin, lightweight, breathable, and practical.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Manufacturing Equipment	5 years
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets consist of software with finite lives, which are recorded at cost and amortized commencing when the assets are available for use. Amortization is calculated using the straight-line basis as management believes this approach best reflects consumption and benefit patterns pertaining to the asset's use. Software is amortized over a useful life of three to seven years.

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

2nd Skull Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of skullcaps, headbands, and a soft-shell helmet to customers.

Cost of sales

Costs of goods sold include the cost of finished goods, selling, and shipping expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $18,793 and $21,782, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	336,460	306,118
Total Inventories	**$ 336,460**	**$ 306,118**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Insurance	23,765	23,765
Other current asset	3,000	
Total Prepaids and Other Current Assets	**$ 26,765**	**$ 23,765**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued interest	23,140	21,242
Sales Tax Payable	90	67
Total Other Current Liabilities	**$ 23,230**	**$ 21,309**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Manufacturing Equipment	$	4,501	$	4,501
Office Equipment		1,113		1,113
Property and Equipment, at Cost		**5,614**		**5,614**
Accumulated depreciation		(2,245)		(1,795)
Property and Equipment, Net	**$**	**3,369**	**$**	**3,819**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $450 and $450, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patent	$	320,304	$	279,426
Software		194		194
Intangible assets, at cost		**320,498**		**279,621**
Accumulated amortization		(118,516)		(86,486)
Intangible assets, Net	**$**	**201,982**	**$**	**193,135**

Entire intangible assets have been amortized. Amortization expenses for software and patents for the fiscal year ended December 31, 2020, and 2019 were in the amount of $32,030 and $14,071, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(32,030)
2023		(32,030)
2024		(32,030)
2025		(32,030)
Thereafter		(73,860)
Total	**$**	**(201,982)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 5,194 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 20,000 shares of Preferred Shares with a $0.00001 par value. As of December 31, 2021, and December 31, 2020, 19,111 shares and 17,141 shares have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes and loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL loan	$ 39,000	3.75%	8/1/2020	8/1/2050	$ 1,463	$ 1,463	$ 1,300	$ 37,700	$ 39,000	$ 242	$ 725	$ 967	$ 28,033	$ 29,000
Demand Note - Federico Oliveras Velasc	$ 122,409	2.41%	2/15/2015	Converted into equity in 2022	$ 246	$ 246	$ 12,241	$ 110,168	$ 122,409	$ 246	$ 246	$ 12,241	$ 110,168	$ 122,409
Promissory Note- Michael Bruner	$ 6,000	1.25%	5/24/2015	8/24/2015	$ 63	$ 63	$ 5,000	$ -	$ 5,000			$ 5,000		$ 5,000
PPP loan -2nd tranche	$ 12,721	1.00%	2/19/2021	2/19/2023	$ 127	$ 127	$ 8,481	$ 4,240	$ 12,721	$ -	$ -	$ -	$ -	$ -
Consulting agreement- Kevin Lynch	$ 190,000	0.00%	1/1/2015	Converted into equity in 2022	$ -	$ -	$ -	$ 190,000	$ 190,000	$ -	$ -	$ -	$ 190,000	$ 190,000
Total					**$ 1,898**	**$ 1,898**	**$ 27,022**	**$ 342,108**	**$ 369,130**	**$ 488**	**$ 971**	**$ 18,208**	**$ 328,201**	**$ 341,409**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 14,781
2023	5,540
2024	1,300
2025	1,300
2026	1,300
Thereafter	32,500
Total	**$ 56,721**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (86,339)	$ (155,057)
Valuation Allowance	86,339	155,057
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (524,289)	$ (340,627)
Valuation Allowance	524,289	340,627
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,941,810, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,941,810. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On February 15, 2015, the Company entered into a Demand Note Agreement with one of the shareholders, Federico Olivares Velasco, in the amount of $122,409. The note bears an interest rate of 2.41%. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $122,409. On February 24, 2022, the note was converted into equity through issuance of 12,200 of series A Preferred Stock.

On January 1, 2015, the Company entered into a Consulting Agreement with one of the shareholders, Kevin Lynch, in the amount of $190,000. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $190,000. On February 24, 2022, the note was converted into equity through issuance of 19,000 of Series A Preferred Stock.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

In January of 2019, the Company entered into a lease agreement with a certain landlord to rent 'The Antonio Building' located in Pittsburg, Pennsylvania. The lease expired on June 30, 2019, and since, rental of the premesis is on month-to-month basis. Rent expenses were in the amount of $16,200 and $ 16,200 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through April 20, 2022, which is the date the financial statements were available to be issued.

On February 24, 2022, the note signed with Federico Olivares Velasco in the amount of $122,409, was converted into equity through issuance of 12,200 shares of series A Preferred Stock.

On February 24, 2022, the note signed with Kevin Lynch in the amount of $190,000, was converted into equity through issuance of 19,000 shares of series A Preferred Stock.

On February 28, 2022, the Company filed a Third Amended and Restated Certificate of Incorporation and increased the number of shares authorized to be issued to 330,000 shares of Common Stock and 950,000 shares of Series A Preferred Stock. As of April 22, 2022, 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock have been issued and outstanding.

In April 2022, the Company started its fundraising campaign on StartEngine crowdfunding platform, with a maximum offering of $1,070,000 through issuance of Series A Preferred Shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $319,886, an operating cash flow loss of $306,300, and liquid assets in cash of $127,782, which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

2nd Skull

Game Changing Head Protection


2ND SKULL
GAME CHANGING HEAD PROTECT
Closing in 9 days

Website | Pittsburgh, PA | SPORTS

$46,129 raised

62 Investors	$10.3M Valuation
$10.00 Price per Share	$150.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	9 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We believe 2nd Skull, Inc. is a leader in head protection and endeavors to redefine and innovate protective headgear through its patented products featuring Impact Absorption Technology. 2nd Skull is turning to the future to develop and launch a sensor-enabled wearable product line. These products are expected to enable the detection and communication of data in real-time that has not been available before. 2nd Skull looks to revolutionize protective headgear across all verticals, not just athletics.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

1. **A rapidly growing marketplace moving directly into 2nd Skull's sweet-spot and R&D focus**
   - Protective Equipment estimated at a total of $69 billion in the US today, growing at a CAGR of +8.2% (Source, Source, Source)
2. **A strong foundation**
   - Existing products and proven leaders pave the path to scale the existing international business and to disrupt the marketplace with sensor enabled product lines.
3. **A versatile product line**
   - Product offerings seamlessly translate across verticals, across individual sports and activities, serve multiple purposes, and accommodate nearly the entire population without requiring modifications.

OVERVIEW

A son's bike ride that started it all



> **"I Felt Helpless And Knew At That Moment I Had To Do Something About This, For Me And For Other Parents."**
>
> **Federico Olivares**
> Founder, VP Of Innovation

Over the summer of 2010, Founder and VP of Innovation, Federico Olivares saw his son fall down and hit his head hard on the concrete. He realized that in a split second their lives could've been changed forever. He felt helpless but knew at that very moment that he had to do something about this. Olivares had a thought, if there was one product that could add protection to any sport helmet, what would it look like? With this thought a journey began to help answer that question with 2nd Skull.

Rewards

Get rewarded for investing more into 2nd Skull:

$150+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Super Early Bird
Next 7 days | 10% bonus
0 days 16 hours 34 mins 9 secs

$350+ Investment
Tier 1 Perk
Invest $350+ and receive 5% bonus shares

$1,000+ Investment
Tier 2 Perk
Invest $1000+ and receive lifetime product discount code to save 25% at 2ndSkull.com + 8% bonus shares

$2,500+ Investment
Tier 3 Perk
Invest $2,500+ and receive lifetime product discount code to save 25% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + 10% bonus shares

$5,000+ Investment
Tier 4 Perk
Invest $5,000+ and receive lifetime product discount code to save 40% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + an Apple watch wearable gift + 12% bonus shares

THE PROBLEM

Head protection needs to be practical with a cool & fashionable look

Accidents happen. Sometimes these accidents can be serious, and the Centers for Disease Control estimates that 2.8M Americans suffer a traumatic brain injury each year. (Source) We commonly associate head injuries with sports, but they can happen almost anywhere. Today, many protective pieces look awkward or weird. They often are perceived as being uncool or unfashionable.


According to the Centers
for Disease Control, an estimated
2.8M Americans
sustain a traumatic brain injury each year.

(Source)

Thankfully 2nd Skull has been hard at work to introduce head protection that can be used in nearly every setting, regardless of the activity. We put a tremendous amount of special care and attention into making protective products that are thin, lightweight, breathable, and practical, all while featuring stylish branding and mainstream looks. Meet 2nd Skull head protection.



THE SOLUTION

Protection with Detection


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Privacy - Terms

THIN

2nd Skull offers an optimized suite of products that can meet the most grueling demands of users, no matter the environment. Our products are as practical as they are fashionable, allowing our users to look and feel just like the pros do. These products are thin, lightweight, breathable, and feature stalwart impact protection.

$10,000+
Investment

Tier 5 Perk

Invest $10,000+ and receive lifetime discount code to save 40% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + an Apple watch wearable gift + a free 2nd Skull Pro Series Band and free 2nd Skull Pro Series Cap+ 15% bonus shares


2ND SKULL
LABS
XRD Urethane
Typical EVA Foam

Our line of products are scientifically engineered to reduce impact. 2nd Skull products feature Poron XRD, a material with extreme impact reducing properties. These special urethane molecules are soft and flexible at rest but possess the unique capability to harden under sudden pressure, meeting and dissipating energy before it reaches the head.


LOW-FRICTION
FABRIC PANELS
poronXrd
2NDSKULL


"Biomechanical testing proves that the 2nd Skull Caps add protection for any athelete that uses a helmet
Dr. Michael Oh MD
Professor & Vice Chair
Department Of Neurosurgery
University Of California-Irvine

Looking Ahead

2nd Skull is now turning its focus to the research and development of '2nd Skull IQ;' a sensor-equipped wearable line of head protection. We envision the future product line to include the gathering and communicating of information in real-time. This data is limitless: it provides insights into an otherwise cloudy world of unknowns with eventual value to inform players, parents, coaches, medical staff, corporate HR/safety teams, etc.



Our business model can be divided into multiple segments. We market and sell our products in settings that span the spectrum of customer touch points. This includes direct-to-consumer interactions on our website and social media channels; athletic venues and events, online marketplaces like Amazon, and through a network of international distributors in athletics, industrial, and military verticals.

THE MARKET

2nd Skull's versatility transcends sports


SPORTS
INDUSTRIAL
2ND SKULL
MILITARY
MEDICAL

2nd Skull differentiates itself by offering customers true utility. This wide-ranging versatility of 2nd Skull products span verticals that aren't typically crossed. The same 2nd Skull Pro-Cap worn under a helmet in the Super Bowl can also be worn under a hard hat, military helmet, or on it's own in a physical therapy rehabilitation room by a patient with elevated fall risk concerns.


Market Size
$69B
US Protective Equipment
CAGR
6%
Head Protection Market
8.2%
Protective Equipment Market
13.8%
Wearables Market

Within athletics, our specialized line of products can be used in both helmeted and non-helmeted activities. 2nd Skull skullcaps can be added to add additional protection and improve a helmet's efficacy or 2nd Skull headbands can be used by those participating in soccer, basketball, volleyball, or other similar sports.

Outside of athletics, 2nd Skull products can help to protect workers in industrial settings, military servicemen and servicewomen, and those working in confined space or high-risk environments.

2nd Skull IQ represents the next step in the evolution of head protection.

OUR TRACTION

We have the technology and IP in place to change the game


From a driveway bicycle fall to the Superbowl
Product design patented
USA Materials & manufacturing process established
Sports Illustrated studios features 2nd Skull in 'Technology That Works' segment
International product distribution
First professional team adds 2nd Skull head protection
Finalist in NFL's 1st & Future competition
Winner of NFL's HeadHealth Tech Challenge competition
2nd Skull launches 'Pro Series' line of products
Partnership with Major League Baseball Players' Association
Military & Government product distribution agreement announced with ADS, Inc
2nd Skull Pro-Cap debuts in Super Bowl

2nd Skull has patents, relationships, and the team in place to disrupt and change the game forever. 2nd Skull has the intellectual property in place to protect the current product line and to bring future product innovation to market. 2nd Skull IQ can become a reality in the very near future and this wearable product line is in the development stage and on the way to becoming a game changer. These future products are already in their prototypical stages and are on their way to become full additions to our lineup.

2nd Skull has a tremendous roster of partnerships and relationships. Beginning with product development grant from the National Football League as part of the HeadHealth Tech Challenge, 2nd Skull has since secured a partnership with international distributors and The Major League Baseball Players' Association.

To better serve the military market 2nd Skull has reached a distribution agreement with ADS, Inc. ADS is a leading outlet and distributor for multiple government and municipal agencies, including all branches of the US Military.

2nd Skull also has multiple agreements in place with distributors serving the industrial marketplace. A number of customers, including some of the largest aerospace manufacturers, count on 2nd Skull protective headwear to help keep their staff safe.


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WHY INVEST

Help us to introduce cutting-edge technology to multiple markets and to improve lives.


Intellectual Property
7
Granted patents
Protecting product design and method of construction
4 Issued Patents
6
Published & pending
Protecting additional product design elements
Adding multi-dimensional padding layer and industrial bump cap


How We Are Different
Flexible product line with true utility
Mainstream look in practice today
IP Protection in place
(current products and innovation pipeline)
Made in the USA
(insulated from trade fluctuations and supply chain deficiencies)
2ND SKULL
2ND SKULL

2nd Skull represents the rare investment opportunity to improve livelihoods, to define an entire product category, to bring new levels of safety and understanding into multiple industries. The patents, products, team, and ambition are firmly in place to lead 2nd Skull into the future. Join us on our journey to make a difference and to bring 2nd Skull IQ wearable headgear to every athletic field and beyond. Join us and invest in 2nd Skull today.

Meet Our Team



Federico Olivares Velasco

Member - Board of Directors / VP of Innovation

Federico Olivares Velasco is the Founder of 2nd Skull, Inc. He serves on the Company's Board of Directors and is the Vice President of Innovation. He has over 20 years of marketing and innovation leadership roles, including positions that span Fortune 200 and Global 500 companies. A serial entrepreneur, Federico is a visionary comfortable leading all phases of the product design and iteration life cycle design. Federico manages product development and innovation efforts for 2nd Skull.



Greg Czerpak

CEO & Chairman of the Board

Greg Czerpak is the Chief Executive Officer and Chairman of the Board at 2nd Skull, Inc. He is an experienced and seasoned executive in the sports retailing space and has led a number of product initiatives and launches in sporting goods and sports technology. Greg has over 20 years of experience leading teams in merchandise strategy and operations. Originally joining 2nd Skull as President & Chief Operating Officer, Greg continues managing the day-to-day operations and key business relationships.



Kevin Lynch

Member - Board of Directors / VP of Business Development

Kevin Lynch is the Vice President of Business Development at 2nd Skull, Inc. He serves on the Company's Board of Directors and manages partnership accounts. Kevin also coordinates product testing procedures, raw material procurement, and manufacturing activities. With 25 years of capital formation experience in a variety of business settings, Kevin manages investor relations and compliance efforts for 2nd Skull.



Dr. Michael Oh, MD

Director, Board of Directors

Dr. Michael Oh serves as a Director on the Company's Board of Directors. Dr. Oh is Vice Chairman of Education and Director of Spine Surgery at the University of California Irvine. He also is a Clinical Professor at the University of California Irvine's School of Medicine / Department of Neurosurgery. Dr. Oh has experience as an independent consultant to the National Football League and provides valuable insights, opinion, and support for 2nd Skull.

Offering Summary

Company :	2nd Skull, Inc.
Corporate Address :	4800 Liberty Ave Ste 3, Pittsburgh, PA 15224
Offering Minimum :	$10,000.00
Offering Maximum :	$1,069,990.00
Minimum Investment Amount (per investor) :	$150.00

Terms

Offering Type	Equity
Security Name	Series A Preferred Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	106,999
Price per Share	$10.00
Pre-Money Valuation	$10,312,250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 7 days | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk — Invest $350+ and receive 5% bonus shares

Tier 2 Perk — Invest $1000+ and receive lifetime product discount code to save 25% at 2ndSkull.com + 8% bonus shares

Tier 3 Perk — Invest $2,500+ and receive lifetime product discount code to save 25% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + 10% bonus shares

Tier 4 Perk — Invest $5,000+ and receive lifetime product discount code to save 40% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + an Apple watch wearable gift + 12% bonus shares

Tier 5 Perk — Invest $10,000+ and receive lifetime discount code to save 40% at 2ndSkull.com + 2nd Skull athletic apparel 'swag' gift + an Apple watch wearable gift + a free 2nd Skull Pro Series Band and free 2nd Skull Pro Series Cap+ 15% bonus shares.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

2nd Skull Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $10 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow 2nd Skull to get notified of future updates!

Comments (6 total)

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Dennis K. SE OWNER 12 INVESTMENTS 4 days ago
I didn't see any mention of the cost. This may not be an issue for pro or college teams, but would these be affordable for high school, youth programs or individuals. Especially for a product that I could see kids easily losing.
0 View 1 reply

Chase Y. 9 INVESTMENTS 10 days ago
Perhaps I missed this in the materials, but I'm curious what the feedback from players has been pertaining to potential sensor/smart applications. While several companies are selling skullcaps that seems to be your most promising differentiator. Is it possible to develop something that could flag an impact to the head to the training staff to evaluate for concussion?

Thanks!
0 View 1 reply

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joanne k. 5 INVESTMENTS 12 days ago
Who are your main competitors?
0 View 1 reply

Yogi D. SE OWNER 14 INVESTMENTS 12 days ago
Has this technology been adapted by the NFL yet? Are there any players using it? I feel there are a few competitors making similar products and wanted to know what makes yours better?
0 View 1 reply

Christopher Z. 8 INVESTMENTS 13 days ago
1. I see you have a partnership with a provider of defense products/services, but what are your efforts to pursue defense-related grants or loans for R&D?
2. Are your products Berry-compliant...i.e., are you positioned to be a preferred provider to the DoD?
3. Is your IP relying predominantly on design patents, or do you have stronger protection by way of utility patents?
4. What are the regulatory risks related to your product (i.e., certifications/approvals, oversight)?
5. "Snug and secure" fitting is critical to proper helmet protection in *any* application. How do your products affect helmet fit?
6. How do you achieve product breathability under a helmet? I played many years of roller hockey (i.e., lots of hot padding but playing in hot, unconditioned spaces) and helmet ventilation is critical to avoid overheating.
6. Ditto Greg P.: What were your 2021 revenues?
7. Why is your offering window so short?
0 View 5 replies

Greg P. 5 INVESTMENTS 13 days ago
Hello, I love the idea. Ive had multiple concussions growing up playing sports (mainly football) and head safety is always the major concern. Can you go in more detail about your distribution so far and the revenue thats be generated in the last year? As well as the first quarter of 2022? Just want some more detail before investing. Thanks!
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script 1

2nd skull is a protective headgear company with a patented line of impact-reducing products.

At 2nd skull we focus on head protection as our only priority so that we can be the absolute best at it. With an estimated 2.8 million Americans sustaining a traumatic brain injury each year and a half a million children being treated in the ER each year for a head injury.

There have been recent declines in athletic participation levels. We believe that concerns and fears of head injuries are factors contributing to these declines and activity levels.

2nd skull has protection for every sport and for every athlete.

Our product line of thin, lightweight, breathable, and practical solutions are each tested at independent and accredited laboratories.

These products are patented and proven.

So how do our products work?

We place a floating layer of impact-absorbing material between two low-friction fabric panels.

The specialized material is engineered to stiffen when contacted to meet and dissipate energy before it reaches the head.

This technology works and we partner with some of the most recognizable organizations to develop our products, earning a grant from the National Football League to launch an ultra-lightweight protective skull cap.

Our mission at second skull is twofold: (1) to make products that reduce the level of impacts to the head and (2) to introduce sensor-enabled wearable products that can help remove the guesswork associated with head impacts.

It's the second part of the mission that has me energized and this is where we need you to take our products to the next level; equipping our head protection with sensor technology, providing a live look into head impacts.

I'm Greg Czerpak and after working for the past 25 years at some of the largest sporting goods and athletic companies, I ask myself, "how can I accomplish something truly special helping to make sports better and safer for young athletes" and I found myself wanting to be right here with 2nd skull changing the game by adding in the missing link data, real information in real time.

Imagine this scenario on any youth athletic field:

A player takes a subtle hit to the head but has the player not quite thinking perfectly clearly.

This particular impact may not be of obvious concern and goes virtually unnoticed by other players, coaches, officials and even his or her parents.

That day this hit however is noticed by the second skull wearable with real-time identification and notification of this concerning impact.

The young athlete can be removed from play for evaluation and potentially protected from further harm.

Information about this impact: the time, location and severity can be shared with sidelined medical staff to assist in the evaluation and treatment of the player.

This is a difference-maker, a true once-in-a-generation opportunity to help improve the game to help athletes be safe and to help innovate and change the game.

So by joining a company proudly making its products in the USA. I am asking you to be a part of changing the game.

Please join me to bring this technology to every athletic field and beyond

join me

join me

join me

join me

join me

and join me

join us

<u>Script 2</u>

2nd Skull……breakthrough……revolutionary……game-changing protection for athletes

2nd Skull is an advanced line of protective headgear designed to mitigate the effects of sudden impacts. These impacts are driven by two types of energies:

A linear impact occurs when the head sustains a direct hit and then comes to an abrupt stop. Helmets provide protection and reduce the transfer of energy to the head- here our protective skullcap provides additional protection through it’s impact absorption technology.

A rotational impact occurs when the head is impacted at an angle before coming to a quick stop. Here, our product reduces the amount of energy transferred to the head. Helmets provide protection to dissipate some of the rotational forces- the 2nd Skull cap provides additional rotational energy benefits by redirecting impact energy.

2nd Skull provides an independent layer between the head and the helmet. The result is an improved rotational benefit value caused by the slip in our protective skullcap. The slip is further enhanced by the fact that each 2nd Skull cap has a floating protective material layer nested between two fabric layers.

The layers are comprised of a low-friction fabric, moisture-wicking layer, and an independent impact-absorbing layer. Our 2nd Skull cap provides game changing protection against both linear and rotational forces- the result is two great protective benefits that improve most helmets.

<u>Script 3</u>

MARK: This is just regular foam you find inside of a helmet, and this is the magical, yellow-foam.

BRIAN: You have a steel ball bearing here- we're gonna actually just drop it on the wood table, so I'm gonna say from 'bout here. This is the standard helmet foam, Now we come over here. --ball bearing dropped-- That was weird.

MARK: What?!

BRIAN: (laughs) That is cool.

FEDERICO [2nd Skull]: So that's the impact absorption technology at work.

BRIAN: So you're not compressing just in that area, it's spreading it out.

FEDERICO [2nd Skull]: Yes, it's dissipating the impact[1].

BRIAN: We need to get some real-world testing, so let's get some helmets involved.

MARK: Let's get a dummy and give it a beating. Brian and I are setting a base-line test, by launching baseballs at a test dummy wearing only a helmet.

BRIAN: We also brought shock-wave stickers, and basically these stickers can measure the amount of G-Forces an item sees. We're starting with a sticker that has a 50-G threshold, if the impact is greater than 50-G's, a red line will appear. A 50-G impact could give a player a concussion2. I've got this dial set to pitch at 70-MPH...let's see what Mark can take.

--ball strikes helmet-- Ahhh- That was a good, solid hit...right on the side of the helmet.

MARK: Oh yeah, it's red.

BRIAN: So why don't we stick a new sticker on there, put the 2nd Skull over top, and try the same thing to see what the results are.

MARK: OK- good to go.

BRIAN: --ball strikes helmet-- Oh yeah, that was a good one.

MARK: Ready?...alright, here it is.... Nothing.

BRIAN: Nothing? I didn't think that was going to work. 2nd Skull protected it well enough for us to say the full 50-G's weren't felt. That's a good result. So, let's turn up the dial to 80-MPH..let's see if we can break it.

MARK: Nice!

BRIAN: That was a solid hit.

MARK: It worked!!

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Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:24 PM 07/16/2018
FILED 02:24 PM 07/16/2018
SR 20185679602 - File Number 6259793

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 2ND SKULL, INC.

On December 23, 2016, 2nd Skull, LLC, a Pennsylvania limited liability company, filed a Statement of Conversion and Foreign Registration Statement advising the Commonwealth of Pennsylvania of its conversion from a Pennsylvania limited liability company to a Delaware corporation. Simultaneously therewith, 2nd Skull, LLC filed a Certificate of Incorporation and Certificate of Conversion with the State of Delaware to register as a domestic corporation and to register the entity name as 2nd Skull, Inc. On October 30, 2017, 2nd Skull, Inc. filed the Amended and Restated Certificate of Incorporation with the State of Delaware. This Second Amended and Restated Certificate of Incorporation is being filed pursuant to Sections 242 and 245 of the Delaware General Corporation Law.

ARTICLE I

The name of the corporation is 2nd Skull, Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is Twenty-Eight Thousand (28,000) shares of capital stock with a par value of $0.00001 per share. This Corporation is authorized to issue two (2) classes of stock, to be designated, respectively, "**Common Stock**" and "**Preferred Stock.**" The number of shares of Common Stock authorized to be issued is Eight Thousand (8,000). The number of share of Preferred Stock authorized to be issued is Twenty Thousand (20,000) all of which are designated as "**Series A Preferred Stock.**"

ARTICLE V

The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock and/or Preferred Stock, if at any time, the number of shares of Common Stock and/or Preferred Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of any securities or instruments convertible into Common Stock or Preferred Stock or exercisable in exchange for Common Stock or Preferred Stock.

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and series of shares of capital stock or the holders thereof are as set forth below.

1. Dividends.

   a. Holders of Series A Preferred Stock. Each of the holders of Series A Preferred Stock shall be entitled to receive aggregate dividends (inclusive of amounts distributed upon a Liquidation Event, as such term is hereinafter defined) equal to the per share price paid by such holder of Series A Preferred Stock or, in the case of Series A Preferred Stock issued pursuant to conversion of a Convertible Promissory Note, the conversion price plus ten percent (10%) multiplied by the total number of Series A Preferred Stock held by such holder (appropriately adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like) (the "**Preferred Return**"), out of assets of the Corporation legally available therefor, only when and as declared by the Board of Directors. Dividends on the Series A Preferred Stock shall be in preference and priority to any payment of any dividend on the Common Stock. After payment to the holders of Series A Preferred Stock of the Preferred Return, the holders of Series A Preferred Stock shall be entitled to receive dividends, out of any assets of the Corporation legally available for therefor, only when declared by the Board of Directors, on a pro rata basis with the other holders of capital stock of the Corporation.

b. Holders of Common Stock. Subject to Section 1(a) hereof, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors, on a pro rata basis, with the other holders of capital stock of the Corporation.

2. Liquidation Preference.

a. In the event of any liquidation, dissolution or winding up of this Corporation (or deemed occurrence of such event pursuant to Section 2(c)) (a "**Liquidation Event**"), whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of this Corporation to the holders of the Common Stock by reason of their ownership thereof, the Preferred Return less total distributions paid to such holder of Series A Preferred Stock prior to the Liquidation Event (the "**Liquidation Amount**"). If upon the occurrence of a Liquidation Event, the assets and funds of this corporation legally available for distribution to stockholders by reason of their ownership of the stock of this Corporation shall be insufficient to permit the payment of such holders of Series A Preferred Stock of the full Liquidation Amount, then the entire assets and funds of this Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full amounts to which they would otherwise be respectively entitled.

b. After payment in full has been made to the holders of the Series A Preferred Stock of the full amounts to which they shall be entitled as provided in Section 2(a), if any, the entire remaining assets and funds of the Corporation legally available for distribution to stockholders shall be distributed among all holders of capital stock of the Corporation (including the Series A Preferred Stock), on a pro rata basis.

c. A consolidation or merger of this Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of this Corporation, including intangible assets, or the effectuation by the Corporation of a transaction as a result of which the owners of the Corporation's outstanding equity securities immediately prior thereto do not own at least a majority of the outstanding equity securities of the surviving, resulting or consolidated entity (each such event(s) being a "**Change of Control**"), shall be deemed to be a liquidation, dissolution or winding up of the Corporation.

d. If any of the assets of the Corporation are to be distributed under this Section 2, or for any purpose, in a form other than cash, then the Board of Directors shall promptly and reasonably determine in good faith the fair market value of the assets to be distributed to the holders of Series A Preferred Stock or Common Stock. This Corporation shall, upon receipt of such determination, give prompt written notice of determination to each holder of shares of Series A Preferred Stock or Common Stock.

3. Voting Rights. Except as otherwise required by law or as otherwise set forth herein, each holder of Common Stock shall have one (1) vote for each share of Common Stock so held, and the holders of Series A Preferred Stock shall not be entitled to vote. Fractional votes shall not be permitted.

4. Conversion of Preferred Stock. The Series A Preferred Stock shall not be convertible into Common Stock.

ARTICLE VI

To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI, in respect of any matter occurring, or any cause of action, suit, claim or proceeding that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

This Corporation reserves the right to amend, alter change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or this Second Amended and Restated Certificate of Incorporation, and subject to the rights, preferences and privileges granted herein to the stockholders of the Corporation.

The number of shares of Common Stock may be increased or decreased (but not below the number of shares then outstanding) by an affirmative vote of the majority of the Board of Directors of the Corporation.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE IX

The number of Directors which constitute the whole Board of Directors of the Corporation shall be specified in the Bylaws of the Corporation.

ARTICLE X

Elections of Directors shall be governed by the Bylaws of the Corporation and need not be by written ballot unless Bylaws of the Corporation shall so provide.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this Corporation.

ARTICLE XII

This Corporation is to have perpetual existence.

ARTICLE XIII

Unless the Corporation consents in writing to the selection of alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action of proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation of the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Second Amended and Restated Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE XIV

This Second Amended and Restated Certificate of Incorporation shall be effective July 16, 2018.

Effective: July 16, 2018

H. Vaughan Blaxter, CEO and President

Service Request# 20185679602

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8192235
GALANTER TOMOSOVICH LLC
437 GRANT STREET, SUITE 1000
PITTSBURGH, PA 15219

07-17-2018

ATTN: KAITLIAN MALASPINA

DESCRIPTION	AMOUNT
6259793 - 2ND SKULL, INC.	
0245E Restated Stock	
Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$45.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
Expedite Fee, 24 Hour	$100.00
TOTAL CHARGES	$321.00
TOTAL PAYMENTS	$321.00
BALANCE	$0.00